Exhibit 99.1

FOR IMMEDIATE RELEASE

LRAD CORPORATION REPORTS

PROFITABLE FISCAL Q2 2010 AND

RECORD FIRST HALF FISCAL YEAR REVENUES

Company Expects Strong Second Half and

Fourth Consecutive Fiscal Year of LRAD® Sales Growth

SAN DIEGO, CA, May 4, 2010 – LRAD Corporation (NASDAQ: LRAD), the global leader in acoustic hailing devices, today reported revenues of $3.6 million and a quarterly profit of $164,000, or $0.01 per diluted share, for its fiscal second quarter ended March 31, 2010 (fiscal Q2 2010). The Company also reported record revenues of $8.9 million and a profit of $2.0 million, or $0.06 per diluted share, for the six months ended March 31, 2010.

“Even though our quarterly revenues continue to fluctuate due to the nascent state of the acoustic hailing device industry we are building, we’re pleased to have recorded our second consecutive profitable quarter,” remarked Tom Brown, president and chief executive officer of LRAD Corporation. “We expect a strong second half culminating in a third consecutive fiscal year of record Company revenues and the continued expansion of the market opportunities for our LRAD® directional sound systems.”

Revenues for fiscal Q2 2010 decreased 39% from $5.9 million recorded in fiscal Q2 2009. The decline in sales was primarily due to stronger sales to the U.S. Navy and U.S. Army during the prior year quarter.

Gross profit for fiscal Q2 2010 was $1.9 million, or 53% of revenues, compared to $3.1 million, or 53% of revenues, for the quarter ended March 31, 2009, primarily due to reduced revenue.

Operating expenses for fiscal Q2 2010 decreased by 21% to $1.8 million, compared to $2.2 million for the same period in the prior year. Non-cash share-based compensation expense decreased by $373,000 and commission expense decreased by $285,000, offset by an increase of $88,000 for bonus accrual and $54,000 for marketing expenses.

Net income for fiscal Q2 2010 was $164,000, or $0.01 per diluted share, compared to net income of $879,000, or $0.03 per diluted share, for the same period last year. Net income decreased due to lower revenues partially offset by lower operating expenses, and a $77,000 unrealized gain on derivative revaluation related to warrant instruments with re-pricing options. For the three months ended March 31, 2010, the Company generated $1.6 million of cash, primarily due to decreases in accounts receivable and inventory.

For the six months ended March 31, 2010, revenues increased 6% over the $8.4 million in revenues for the six months ended March 31, 2009. For the first six months of fiscal 2010, gross profit was $4.9 million, or 55% of revenues, compared to $4.3 million, or 51% of revenues, for the same period a year ago. The increase in gross profit was due to increased LRAD revenues, increased absorption of fixed cost over the higher revenue, decreased product cost resulting from improved pricing on higher quantity purchases, and reduced overhead expenses.

Operating expenses for the six months ended March 31, 2010 were $3.5 million, a decrease of $761,000 from the same period a year ago. The reduction from the prior year was due primarily to decreases of $794,000 in non-cash share-based compensation expense and $107,000 in sales commission expense, and $86,000 in lower salaries, offset by $100,000 in higher product development expenses and $163,000 for accrued bonuses.

Net income for the six months ended March 31, 2010 was $2.0 million or $0.06 per diluted share, compared to a net loss of $2,000, or $0.00 per share, for the same six-month period last year. Profitable results during the first six months of fiscal 2010 were due to increased revenues with improved gross margins, lower operating expenses, and a $674,000 unrealized gain on derivative revaluation related to warrant instruments with re-pricing options. Cash and cash equivalents at March 31, 2010 increased to $6.4 million from $5.1 million at September 30, 2009, primarily due to net income during the six months ended March 31, 2010.

Brown concluded, “We look forward to discussing our fiscal Q2 2010 results and other business developments on our May 5th conference call.”

About LRAD Corporation

LRAD Corporation’s Long Range Acoustic Device® (LRAD®) directional sound systems are being used around the world in diverse applications including, fixed and mobile military deployments, maritime security, critical infrastructure and perimeter security, commercial security, border and port security, law enforcement and emergency responder communications, and wildlife preservation and control. For more information about LRAD Corporation and its long-range directional sound systems, please visit the company’s web site at www.lradx.com.

Forward-looking Statements: Except for historical information contained herein, the matters discussed are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You should not place undue reliance on these statements. We base these statements on particular assumptions that we have made in light of our industry experience, the stage of product and market development as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including but not limited to, the performance of our management team, market acceptance of our directed sound technologies and products, entry of competitors, the possibility our intellectual property protections will not prevent others from marketing products similar to or competitive with our products, potential technical or manufacturing difficulties that could delay product deliveries or increase warranty costs, and other risks identified and discussed in our filings with the Securities and Exchange Commission. These forward-looking statements are based on information and management’s expectations as of the date hereof. Future results may differ materially from our current expectations. For more information regarding other potential risks and uncertainties, see the “Risk Factors” section of the Company’s Form 10-K for the fiscal year ended September 30, 2009. LRAD Corporation disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated.

FOR FURTHER INFORMATION CONTACT:

Robert Putnam

Investor Relations

(858) 676-0519

robert@lradx.com

LRAD Corporation

Condensed Balance Sheets

(000’s omitted)

	March 31, 2010 (Unaudited)	September 30, 2009
ASSETS
Current assets:
Cash and cash equivalents	$6,441	$5,103
Accounts receivable, net	1,141	1,463
Inventories, net	2,546	3,068
Prepaid expenses and other	192	194

Total current assets	10,320	9,828
Equipment, net	157	231
Patents, net	805	897
Deposits	58	58

Total assets	$11,340	$11,014

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$509	$960
Accrued liabilities	1,246	2,010

Total current liabilities	1,755	2,970

Total stockholders’ equity	9,585	8,044

Total liabilities and stockholders’ equity	$11,340	$11,014

LRAD Corporation

Condensed Statements of Operations

(000’s omitted except share and per share amounts)

(Unaudited)

	For the three months ended		For the six months ended
	March 31,		March 31,
	2010	2009	2010	2009
Revenues	$3,557	$5,872	$8,903	$8,366
Cost of revenues	1,683	2,755	3,971	4,107

Gross profit	1,874	3,117	4,932	4,259

Operating expenses:
Selling, general and administrative	1,283	1,798	2,481	3,385
Research and development	492	449	1,044	901

Total operating expenses	1,775	2,247	3,525	4,286

Income (loss) from operations	99	870	1,407	(27)
Other income	75	9	672	25

Net income (loss) before provision for income taxes	174	879	2,079	(2)

Provision for income taxes	(10)	0	(96)	0

Net income (loss)	$164	$879	$1,983	$(2)

Net income (loss) per common share - basic and diluted	$0.01	$0.03	$0.06	$0.00

Weighted average common shares outstanding
Basic	30,581,481	30,535,207	30,566,833	30,535,207

Diluted	31,174,877	30,611,648	31,167,130	30,535,207